UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 27, 2026

FIRST COMMUNITY BANKSHARES, INC.

(Exact name of registrant as specified in its charter)

Virginia	000-19297	55-0694814
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

P.O. Box 989 Bluefield, Virginia		24605-0989
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (276) 326-9000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock ($1.00 par value)	FCBC	NASDAQ Global Select

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

On October 27, 2026, First Community Bankshares, Inc. (“First Community”) entered into an Agreement and Plan of Merger (the “Agreement”) with Main Street Financial Services Corp., a West Virginia corporation (“Main Street”), under which First Community will acquire Main Street.

Main Street is a bank holding company headquartered in Wooster, Ohio, with total assets of approximately $1.6 billion, total loans of approximately $1.3 billion, total liabilities of approximately $1.5 billion, total deposits of approximately $1.4 billion and total shareholders' equity of approximately $137 million as of September 30, 2026. Main Street is the parent company of Main Street Bank Corp., which operates 21 banking offices across east central Ohio and in the northern panhandle of West Virginia.

Pursuant to the terms and conditions set forth in the Agreement, at the effective time of the Merger (the “Effective Time”), Main Street will merge with and into First Community (the “Merger”). Main Street will cease to exist, and First Community will survive and continue to exist as a Virginia corporation. The Agreement further provides that following the Effective Time, Main Street Bank Corp. will merge with and into First Community Bank, a wholly owned subsidiary of First Community (the “Bank Merger”). First Community Bank will survive the Bank Merger and continue to exist as a Virginia banking corporation.

At the Effective Time, a current member of the Main Street board of directors will be appointed to the First Community and First Community Bank board of directors.

Merger Consideration

The Agreement provides that, upon the terms and conditions set forth in the Agreement, at the Effective Time, each share of Main Street common stock, par value $1.00 per share (“Main Street Common Stock”) outstanding immediately prior to the Effective Time will be converted into the right to receive 0.6174 shares (the “Exchange Ratio”) of First Community common stock, par value $1.00 per share (“First Community Common Stock”). Holders of Main Street Common Stock will receive cash in lieu of fractional shares. Based on First Community’s 10-day volume-weighted average price of $48.82 as of October 26, 2026, the exchange ratio represents approximately $30.14 per share of Main Street Connon Stock and an aggregate transaction value of approximately $243 million.

The Merger is intended to be a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “IRC”).

Treatment of Main Street Options

As of the Effective Time, each option to purchase shares of Main Street Common Stock (each, a “Main Street Stock Option”) that is outstanding and unexercised under the Main Street 2025 Equity Incentive Plan and the Legacy Wayne Share Option Plan (collectively, the “Main Street Stock Plans”) immediately prior to the Effective Time, whether vested or unvested, will be cancelled without any action on the part of the holder or beneficiary thereof, and converted into the right to receive a lump sum cash payment equal to the product of: (i) the excess, if any, of the product of (A) the volume-weighted average of the closing sales price of First Community Common Stock as reported on Nasdaq for the 10 consecutive trading days ending on and including the last trading day immediately preceding the closing date (the “Average Closing Price”) multiplied by (B) the Exchange Ratio, over the applicable exercise price of such Main Street Stock Option; and (ii) the number of shares of Main Street Common Stock subject to such Main Street Stock Option, less any required withholding taxes.

Representations and Warranties; Covenants

The Agreement contains customary representations and warranties from both First Community and Main Street, and each party has agreed to customary covenants. Main Street has agreed to conduct its business in the ordinary course during the interim period between the execution of the Agreement and the Effective Time. Each party has agreed to call a meeting of its shareholders to consider and vote upon the approval of the Agreement and the transactions contemplated thereby and, subject to certain exceptions, for the board of directors of each party to recommend that its shareholders vote in favor of the Agreement and the transactions contemplated thereby. Main Street has also agreed to customary non-solicitation obligations relating to alternative acquisition proposals, subject to certain exceptions. First Community has agreed to file the registration statement on Form S-4 with the SEC within 45 days from the date of the Agreement. Main Street and First Community have also agreed to use their reasonable best efforts to prepare and file all applications, notices and other documents to obtain all necessary consents and approvals for consummation of the transactions contemplated by the Agreement.

Closing Conditions

The completion of the Merger and the Bank Merger are subject to customary conditions, including (1) receipt of the requisite approval of both First Community’s and Main Street’s shareholders of the Agreement, (2) the admission for listing on the Nasdaq Stock Exchange of the shares of First Community Common Stock to be issued in the Merger, (3) receipt of required regulatory approvals from the Board of Governors of the Federal Reserve System and the Virginia State Corporation Commission Bureau of Financial Institutions and regulatory filings with the West Virginia Division of Financial Institutions, (4) effectiveness of the registration statement on Form S-4 for First Community Common Stock to be issued in the Merger, and (5) the absence of any order, injunction, decree or other legal restraint prohibiting the completion of the Merger, the Bank Merger or any of the other transactions contemplated by the Agreement.

Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (1) the accuracy of the representations and warranties of the other party, (2) performance in all material respects by the other party of its obligations under the Agreement, and (3) receipt by such party of an opinion from its tax counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the IRC.

The Merger is expected to close early in the second quarter of 2027 subject to the satisfaction of the above conditions.

Termination; Termination Fee

The Agreement provides certain termination rights for both First Community and Main Street, including, among others, (a) by mutual consent of the parties; (b) by either party upon the failure to obtain the requisite regulatory approvals; (c) by either party if the Merger is not consummated by August 31, 2027; (d) by either party if the other materially breaches a representation, warranty, covenant or agreement, subject to a cure period; (e) by either party if the requisite vote of either party’s shareholders to approve the Agreement is not obtained; (f) by First Community if (i) the Main Street board of directors changes its recommendation to its shareholders or fails to unanimously publicly recommend in the joint proxy statement/prospectus to be filed by First Community that the Main Street shareholders approve the Agreement, or (ii) Main Street breaches the non-solicitation covenants in the Agreement in any material respect or Main Street breaches the covenant related to the Main Street shareholder meeting in any material respect; or (g) by Main Street if (i) the First Community board of directors changes its recommendation to its shareholders or fails to unanimously publicly recommend in the joint proxy statement/prospectus to be filed by First Community that the First Community shareholders approve the Agreement, or (ii) First Community breaches the covenant related to the First Community shareholder meeting in any material respect.

The Agreement provides that Main Street will pay a termination fee of $9.61 million to First Community if First Community terminates the Agreement because (a) the Main Street board of directors changes its recommendation to its shareholders or fails to unanimously publicly recommend in the joint proxy statement/prospectus to be filed by First Community that the Main Street shareholders approve the Agreement, (b) Main Street breaches the non-solicitation covenants in the Agreement in any material respect or (c) Main Street breaches its covenant with respect to the Main Street shareholder meeting to vote on the Agreement in any material respect.  Main Street is also required to pay the termination fee if (i) the Agreement is terminated (A) by either party as a result of the failure to obtain the requisite vote of Main Street’s shareholders to approve the Agreement if the Main Street board of directors changed its recommendation to its shareholders, or (B) the Merger is not consummated by August 31, 2027 as a result of Main Street not obtaining the requisite vote of Main Street’s shareholders to approve the Agreement, or (C) by First Community as a result of Main Street’s material breach of a representation, warranty, covenant or agreement, (ii) before the Main Street’s shareholder meeting or the date of termination, an acquisition proposal has been publicly announced, disclosed and communicated and (iii) within 12 months of such termination, Main Street enters into an agreement with respect to an acquisition proposal.

Important Statement Regarding Agreement

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger and (2) were made only as of the date of the Agreement or such other date as is specified in the Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Agreement is included with this filing only to provide investors with information regarding the terms of the Agreement, and not to provide investors with any other factual information regarding First Community or Main Street, their respective affiliates or their respective businesses. The Agreement should not be read alone, but should instead be read in conjunction with the other information regarding First Community, Main Street, their respective affiliates or their respective businesses, the Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a prospectus of First Community and a joint proxy statement of First Community and Main Street, as well as in the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings that First Community makes with the Securities and Exchange Commission (“SEC”).

Item 8.01 Other Events

Concurrently with the execution of the Agreement, First Community entered into voting and support agreements (each, a “Support Agreement”) with the directors of Main Street, in their capacities as shareholders of Main Street.  Pursuant to the terms of the Support Agreements, each director of Main Street has agreed to vote the shares of Main Street common stock they own in favor of the Agreement and the Merger. The parties to the Support Agreements beneficially own in the aggregate approximately 10.4% of the outstanding shares of Main Street Common Stock. The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Support Agreement, which is attached hereto as Exhibit A to the Agreement attached as Exhibit 2.1 and is incorporated herein by reference.

On October 28, 2026, First Community and Main Street issued a joint press release and First Community provided an investor presentation to interested parties concerning the acquisition of Main Street. Copies of the press release and investor presentation are attached hereto as Exhibits 99.1 and 99.2, and are being furnished to the SEC and shall not be deemed “filed” for any purpose.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits          The following exhibits are included with this report:

Exhibit No.	Exhibit Description
2.1

Agreement and Plan of Merger, dated as of October 27, 2026, by and between First Community Bankshares, Inc. and Main Street Financial Services Corp. (listed disclosure schedules have been omitted pursuant to Regulation S-K Item 601(b)(2). First Community Bankshares, Inc. agrees to furnish a supplemental copy of such schedule upon request of the SEC).

99.1	Press Release, dated October 28, 2026, issued by First Community Bankshares, Inc. and Main Street Financial Services Corp.
99.2	Investor Presentation, dated October 28, 2026, issued by First Community Bankshares, Inc.
104	Cover-Page Interactive Data File (embedded within the Inline XBRL document)

Forward-Looking Statements

This Form 8-K, the joint press release and investor presentation contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements, including statements regarding the intent, belief, or current expectations of First Community’s management regarding the company’s strategic direction, prospects, or future results or the benefits of the Merger, are subject to numerous risks and uncertainties.  These forward-looking statements are based upon the current beliefs and expectations of the respective managements of First Community and Main Street and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of First Community and Main Street. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of possible uncertainties.  The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the cost savings and revenue synergies anticipated in connection with the Merger may not be realized or may take longer than anticipated to be realized, (2) disruption from the Merger with customers, suppliers, or employee or other business relationships, (3) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement, (4) the risk of successful integration of the two organizations’ businesses, (5) the failure of First Community’s or Main Street’s shareholders to approve the Merger, (6) the amount of costs, fees, expenses, and charges related to the Merger, (7) the ability to obtain required governmental and regulatory approvals for the Merger, (8) reputational risk and the reaction of the parties’ customers to the Merger, (9) the failure of the conditions to closing of the Merger to be satisfied, (10) the risk that the integration of Main Street’s operations with those of First Community will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by First Community’s issuance of additional shares of its common stock in the Merger, (13) changes in management’s plans for the future, (14) prevailing economic and political conditions, particularly in our market areas, (15) credit risk associated with our lending activities, (16) changes in interest rates, loan demand, real estate values, and competition, (17) changes in accounting principles, policies, or guidelines, (18) changes in applicable laws, rules, or regulations, and (19) other competitive, economic, political, and market factors affecting our business, operations, pricing, products, and services.  Certain additional factors which could affect the forward-looking statements can be found in First Community’s annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, in each case filed with or furnished to the SEC and available on the SEC’s website at https://www.sec.gov. First Community and Main Street caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the Merger or other matters attributable to First Community or Main Street or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Community and Main Street disclaim any obligation to update or revise any forward-looking statements contained in this press release, which speak only as of the date hereof, whether as a result of new information, future events, or otherwise.

Additional Information About the Merger and Where to Find It

The information in this Current Report on Form 8-K shall not constitute an offer to sell, the solicitation of an offer to sell, or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  In connection with the proposed transaction, First Community will file a registration statement on Form S-4 with the SEC, which will contain the joint proxy statement of First Community and Main Street and a prospectus of First Community. Shareholders of First Community and Main Street and other investors are urged to read the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that First Community will file with the SEC in connection with the proposed Merger because it will contain important information about First Community, Main Street, the Merger, the persons soliciting proxies in the Merger and their interests in the Merger and related matters. Investors will be able to obtain all documents filed with the SEC by First Community free of charge at the SEC’s Internet site (https://www.sec.gov). In addition, documents filed with the SEC by First Community will be available free of charge from the Corporate Secretary of First Community Bankshares, Inc., P.O. Box 989, Bluefield, Virginia 24605-0989; telephone (276) 326-9000. The joint proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing First Community’s website at https://ir.fcbresource.com under the tab “SEC Filings”. You are urged to read the joint proxy statement/prospectus carefully before making a decision concerning the Merger.

Participants in the Transactions

First Community, Main Street and their respective directors, executive officers and certain other members of management and employees may be deemed “participants” in the solicitation of proxies from First Community’s and Main Street’s shareholders in favor of the Merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the First Community and Main Street shareholders in connection with the proposed Merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

You can find information about the executive officers and directors of First Community in its Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 6, 2026, and in its definitive proxy statement filed with the SEC on March 11, 2026. You can find information about Main Street’s executive officers and directors by accessing Main Street’s website at www.mymainstreetbank.bank under the tab “Investor Relations” and then under the heading “Board of Directors”. You can obtain free copies of these documents from First Community using the contact information above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST COMMUNITY BANKSHARES, INC.

Date:	October 28, 2026	By:	/s/ David D. Brown

David D. Brown
Chief Financial Officer